
13002521


White
Mountains

White Mountains Insurance Group, Ltd.

2012 Management Report



TABLE OF CONTENTS

OUR 2012 MANAGEMENT REPORT is presented to you on the following pages. Our separate Annual Report on Form 10-K holds a wealth of important information about our finances and operations. This Management Report discusses our business philosophies and expectations. We hope both documents help us fulfill our obligation to give our owners an unemotional, candid report of the current facts and a prudent vision of where we are headed.

NON-GAAP FINANCIAL MEASURES

Our 2012 Management Report includes non-GAAP financial measures that are identified by the superscript "NGM". The management team believes these measures to be more relevant than comparable GAAP financial measures in evaluating White Mountains' financial performance. For a reconciliation of these non-GAAP financial measures to their most comparable GAAP financial measures, please see pages 20 through 22 of this Management Report and our website at www.whitemountains.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in our 2012 Management Report regarding White Mountains' businesses which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Quantitative and Qualitative Disclosures About Market Risk" in White Mountains' Annual Report on Form 10-K for the year ended December 31, 2012.

WHITE MOUNTAINS INSURANCE GROUP, LTD. (White Mountains or the Company) is a financial services holding company with primary business interests in property and casualty insurance and reinsurance. The Company's corporate headquarters and its registered office are located in Hamilton, Bermuda, and its principal executive office is located in Hanover, New Hampshire.

The Company conducts its principal businesses through:

OneBeacon – specialty insurance. OneBeacon's common shares are listed on the New York Stock Exchange under the symbol "OB". White Mountains owns 75% of OneBeacon.

Sirius Group – global reinsurance.

HG Global – U.S. municipal bond reinsurance.

White Mountains Advisors – investment management with $34 billion of assets under management.

White Mountains' common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "WTM". Our market capitalization was $3.2 billion as of December 31, 2012, and we had total assets of $12.9 billion, adjusted shareholders' equity[NGM] of $3.7 billion, and an adjusted book value per share[NGM] of $588.

The insurance industry lost a Giant last month, and we lost a founder, a friend, a mentor, and, as Warren Buffett wrote, "the best general manager he ever saw." John J. "Jack" Byrne passed away on March 7, 2013. He was 80 years old.



Jack's introduction to insurance began at his father's insurance agency in Wildwood, New Jersey. A life actuary by training, he started his career at Lincoln National Life before moving to Travelers, where he rose to Executive Vice President of the personal lines division. In 1976, with GEICO on the brink of bankruptcy, Jack was recruited to lead an industry effort to save the auto insurer. He led one of the great turnarounds in the industry and, in the process, developed what turned into a lifelong partnership with GEICO's largest shareholder, Warren Buffett. Jack served as GEICO's Chairman, President, and CEO for a decade. In 1985, he was recruited to help American Express take Fireman's Fund public. After a successful sale of the insurance operations to Allianz in 1990, the remaining holding company assets became White Mountains Insurance Group. Mr. Byrne retired from White Mountains ("for the final time") in 2007, having compounded book value 15% annually since the Company's 1985 IPO.

Jack understood business and people. His brilliance as an insurance executive is well documented. Harder to articulate is his brilliance as a leader. Yes, Jack was incisive, bold, and passionate – just as one would expect. What made him unique, though, was the way he was able to connect with people, regardless of rank. He could simultaneously exude self-confidence and play the role of Winnie-the-Pooh – employing appropriate doses of patience, modesty and self-deprecating humor. He inspired people to accomplish more than they thought possible, because nobody ever wanted to disappoint him. In our work, we all strove for an **"ATTABOY"** stamp on a memo or an e-mail. Those same e-mails always concluded with his signature sign-off, **"-yr humble servant, Jack"**. That signature alone inspired one to do his or her best.

He "claimed" his mother had enrolled him in elocution classes as a young child to get over his "natural shyness"; but anyone who knew Jack knew he loved to talk. He was frequently sought after to give public speeches and lectures, and generously accommodated requests whenever possible.

Jack would often receive a long introduction recounting his many honors and accomplishments, to which he would humbly respond, "Thank you for that generous introduction. It was gracious, eloquent, and accurate… a little short maybe."

Next, he would nominate someone from the audience to set a timer, insisting that nothing important was communicated after the first fifteen minutes. "Tell me when my time is up by yelling: 'That's Baloney! (or a similar epithet)'," he would demand. Jack would then entertain with stories delivered with his disarming, self-deprecating humility. Meanwhile, the poor victim would squirm as the time elapsed, and eventually interrupt Jack, always causing merriment. Jack would then say, "Give me five more minutes," which of course was never enough and would be repeated several times. Invariably, the lecture would run longer than the hosts had planned. With a quick flash of his Irish smile, he would blame the overrun on all of the interruptions, even though he could talk for an hour on just the first slide.

Jack loved jokes: "When I first came to GEICO, there were three envelopes in the drawer with a note: 'when you get in a jam, open an envelope.' So, sure enough, I had a crisis in the first week, and opened the first envelope. It said 'Blame your predecessor.' I did, and it worked like a charm. In another month, I had another crisis and opened the second envelope. It said, 'Blame the system.' Again it worked. Eventually, I was up against the wall and I opened the third envelope. It said, 'Prepare three envelopes'." If you heard him tell that joke ten times, you would still wait in quiet anticipation as you looked forward to the reaction of those hearing it for the first time.

In addition to Jack's generosity with his employees and partners, he gave back significantly to the community over the years. Through the Byrne Foundation, Jack and his wife, Dorothy, have made significant contributions at the ground level to a number of "local" causes around the globe.

Those of us from the White Mountains family, past and present, will deeply miss Jack. He was a passionate leader, he taught us patiently, and he made us laugh often. When Jack retired from White Mountains – the third and final time – his closing words to the board were from a Russian proverb: "Dwell on the past and you'll lose an eye; forget the past and you'll lose both eyes."

Jack, we will never forget.

Jack's Wisdom

"underwriting comes first"

"maintain a disciplined balance sheet"

"invest for total return"

"think like an owner"

"the old way is best"

"I don't care if you shine your shoes with a brick if you get the results"

"be a hero at planning time"

"you can't pick cherries with your back to the tree"

"I am like Diogenes in search of an honest man"

"if you don't know the answer, don't ask the question"

"you shoot ducks when they are flying"

"stick to our knitting"

"doing God's work"

"don't you have the 'vision' key? it's over there… next to F12"

"it's your job, so you make the decision – just don't screw up"

"see, that wasn't so bad now was it?"

"I don't think they know who we are. Why don't you go tell them?"

"my goal is to make you rich – how rich depends on how hard you work for our shareholders"

"predicting rain doesn't count, building arks counts"

"time is the enemy"

"I award you the distinguished flying cross, now do some distinguished flying"



"happiness is planting a tree not knowing you will enjoy its shade"

Ray Barrette

Chairman & Chief Executive Officer
White Mountains

Dear Fellow Shareholders:

2012 was a solid year for your company. Adjusted book value per share[NGM] grew 8.6%, a good result in the current economic and insurance environments. We began 2012 with about $2 billion of undeployed capital. We invested $600 million in HG Global/Build America Mutual, a new municipal bond insurer that is quickly setting the standard for the business. We also returned $675 million of capital to shareholders, mostly by repurchasing 1.3 million shares, 18% of beginning shares outstanding. With solid underwriting and investment results, we finished the year with roughly $1 billion of undeployed capital. Carefully and intelligently deploying capital, while also maintaining a prudent margin of safety, remains our primary challenge going forward.

On March 7, 2013, Jack Byrne passed away. His spirit lives on. Jack had a great track record of creating value for his shareholders and partners. He left an indelible mark on the insurance industry as a whole and a unique culture imbedded at White Mountains. Not a day goes by at White Mountains without reference to Jack's principles, sayings, stories or lessons learned. His wisdom and spirit will continue to guide us as we work to maintain a strong track record.

Sirius Group had a strong year with about $350 million of comprehensive income. It reported a 90% GAAP combined ratio, despite significant claim activity due to the drought in the U.S. Midwest and hurricane Sandy. Sirius International, our top operating reinsurance company, maintained its track record of outperforming the reinsurance industry's combined ratio each year since the early 1990's. Its regulatory capital grew to almost $2.5 billion. 2012 financial results benefited from lower Swedish corporate tax rates that reduced the U.S. GAAP tax liability on the safety reserve and from improved utilization of non-U.S. tax assets. We believe that our high quality book of diversified, short-tail businesses will continue to perform well in this competitive environment.



Jack's Final Retirement from the Company

OneBeacon reported a 1% drop in book value including dividends, driven by a $101 million after-tax GAAP loss on the sale of the runoff business. We expect to close that sale later this year. This is the final step in the transformation of OneBeacon into a pure specialty company. I believe that the future results will justify the cost of cleansing the company of its legacy burdens. Specialty continued to deliver profitable underwriting on a nicely growing book of business. Hurricane Sandy drove the 2012 GAAP combined ratio to 98%. Combined with the adverse reserve developments in discontinued runoff operations, last year's results were a tad disappointing, but we are confident that the business will deliver superior returns going forward.

Build America Mutual (BAM), a new mutual bond insurance company, is off to a solid start. After initial funding in July, the remainder of 2012 was focused on getting the company properly staffed, widely licensed and introduced to a large number of municipal market participants throughout the US. So far in 2013, BAM has gained momentum and is quickly emerging as the market of choice for insured deals. We believe that demand for insurance is strong in the retail market targeted by BAM. White Mountains participates in the success of BAM through our ownership in HG Global. HG Global owns $500 million of surplus notes from BAM and contributed $100 million of capital to HG Re, which provides reinsurance support to BAM. HG Re has agreed to provide BAM with continuous first-loss reinsurance and will remain privately funded with $400 million of capital. HG Re's capital will grow to $400 million through the repayment of the BAM surplus notes it holds. We expect to earn solid returns on our capital over time. The combined BAM/HG Re cost of capital is lower than the cost of capital of traditional monoline companies. This will allow BAM to compete and achieve its target returns without relying on excessive leverage or growth targets.

Investments contributed nicely to our results. The total Portfolio Return[NGM] was 5.6%. The fixed income Portfolio Return[NGM] was 3.8% in local currencies, a good result compared to the 3.6% Barclay's Intermediate Aggregate Index ("BIA") return, given our shorter duration. The equities Portfolio Return[NGM] was 10.2%, a solid absolute return but well short of the 16.0% S&P 500 index return. We continue to be positioned for higher inflation and interest rates. We aim to avoid the damage that should result from rapidly rising rates while optimizing short-term results.

Symetra contributed nicely to our returns last year. Tom Marra and team are working hard to deliver results in this difficult interest rate environment. The White Mountains Life Re run-off was relatively uneventful, despite volatile markets. We are a year closer to full runoff in 2016.

We are pleased to welcome Kip Oberting back to our senior team. Kip was a key architect of our OneBeacon acquisition in 2001. In 2005, he became CFO of our then-affiliate, Montpelier Re, just in time to help the company navigate through the KRW storms. He earned quite a few more kudos then. I am confident that with field experience and battle scars, he will create real value at White Mountains.

Respectfully submitted,



Ray Barrette

David T. Foy

Executive Vice President &
Chief Financial Officer
White Mountains

All things considered, 2012 was a good year for White Mountains. We made a $600 million investment in a new start up municipal bond insurer, repurchased a meaningful amount of our shares at well below book value, produced underwriting profits at both OneBeacon and Sirius Group, despite the impact of hurricane Sandy, and earned a good return on our investment portfolio. Furthermore, we signed an agreement to sell the OneBeacon runoff reserves, which, although it came at a high cost on a GAAP basis, is a positive trade because it removes a sizeable risk from our balance sheet, frees up capital that is earning a low return, and completes OneBeacon's journey to being a focused, well-run specialty company. A reduction in the corporate tax rate in Sweden provided a nice gain for us while, at the same time we were able to protect the value of our Sirius Group structure despite other changes in Swedish tax laws.

All of this added up to about a 9% return, including dividends, for the year on an adjusted GAAP basis, and an even better economic result. The S&P 500 return was 16% in 2012 so we were quite a bit shy of that. However, over longer periods, our results compare favorably as seen on the chart below. I have been at White Mountains for 10 years now so I am particularly happy about the 240 basis points beat over that period. Importantly, I also believe our balance sheet is quite a bit stronger than when I joined in early 2003. Our reserves are adequate, our leverage is modest, and we have a significant amount of undeployed capital.

We have been very active in repurchasing our shares over the past three years, including both privately negotiated transactions with large shareholders and tender offers. In 2010, we repurchased 688,000 shares for $226 million, or an average of $328 per share. In 2011, we repurchased 647,000 shares for $253 million, or an average price of $390 per share. In 2012, we repurchased over 1.3 million shares for $669 million, or an average price of $503 per share. Combined, over the past three years, we have repurchased about 2.7 million shares, or 30% of the Company, for an average price of $431. This is 73% of our year end 2012 adjusted book value per share[NGM] of $588. Not too shabby!! Our stock price has gone up quite a bit recently so share repurchases may be less of an opportunity in 2013, but we are ready to act quickly if circumstances change.

We also continue to actively look at a variety of different transactions. We never know if any of these will make it to the finish line, but we have come close on a couple recently, so we at least know we are in the ballpark.

Our Track Record

	Return Period Ended 4Q12					
Annualized Returns	*1 year*	*2 year*	*3 year*	*5 year*	*10 year*	*Since IPO*
White Mountains [1] [2]	8.6%	15.7%	12.4%	6.0%	9.4%	14.7%
S&P 500 [2]	15.8%	8.7%	10.7%	1.6%	7.0%	10.0%

[1] Growth in adjusted book value per share[NGM], including dividends

[2] Excludes dividend reinvestment

Between our investment in BAM and share repurchases, our undeployed capital was reduced by nearly a billion dollars in 2012, still leaving us with roughly $1 billion as we entered 2013. Given the volatility of our business, including the potential for large catastrophes, and the lessons learned from 2008 on the impact of a financial crisis on our investment portfolio, we will continue to maintain a margin of safety on top of the capital the rating agencies require for our businesses. This amount will change over time as circumstances change, but given the size of our undeployed capital and our low leverage, we could still execute a large transaction if we find one that fits our risk/return parameters, while also maintaining a prudent margin of safety. As always, the money is not burning a hole in our pocket. We will continue to be disciplined as we evaluate business opportunities. Each will be measured against continuing to repurchase our shares or simply returning the capital to owners.

Investment of Owners' Capital
(as of December 31, 2012)


Parent and Other
OneBeacon
HG Global
Sirius Group

Respectfully submitted,

David T. Foy

*Growth in Adjusted Book Value Per Share*NGM


$700
600
500
400
300
200
100
0
$588
$567*
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2013
Market Value Per Share
* as of March 31, 2013
Adjusted Book Value Per ShareNGM

LOOK THROUGH PARENT COMPANY BALANCE SHEETS

(unaudited) $ in millions except per share amounts	As of December 31, 2012	 2011
Assets		
Investments:		
Fixed maturity and short-term investments	$ 126	$ 1,548
Common equity securities and other long-term investments	618	350
Total investments	744	1,898
Investment in Sirius Group [a]	1,502	1,264
Investment in OneBeacon [b]	763	827
Investment in HG Global [c]	590	–
Investment in other affiliates	74	56
Other assets	109	124
Total Assets	$ 3,782	$ 4,169
Liabilities and Adjusted Shareholders' Equity		
Debt	$ 75	$ –
Other liabilities	33	81
Total liabilities	108	81
Adjusted shareholders' equity[NGM]	3,674	4,088
Total Liabilities and Adjusted Shareholders' Equity	$ 3,782	$ 4,169
Adjusted Book Value Per Share		
Adjusted common shares outstanding[NGM] (000's)	6,252 sh	7,540 sh
Adjusted Book Value Per Share[NGM]	$ 588	$ 542

[a] Balance excludes $58 million in equity in net unrealized gains from Symetra's fixed maturity income portfolio as of December 31, 2012.

[b] Balances are net of $251 million and $273 million of noncontrolling interests in OneBeacon as of December 31, 2012 and 2011, respectively.

[c] Balance is net of $17 million of noncontrolling interest in HG Global as of December 31, 2012.

LOOK THROUGH PARENT COMPANY INCOME STATEMENTS

(unaudited) $ in millions	Years Ended December 31, 2012	 2011
After-Tax Adjusted Comprehensive Income (Loss) of Subsidiaries and Affiliates:		
Sirius Group [a]	$ 355	$ 85
OneBeacon [b]	(19)	27
HG Global [c]	14	-
Esurance	-	(9)
Gain on sale of Esurance	-	678
Other	(12)	(66)
Total	338	715
Other Parent Company Activities:		
Net investment income	22	7
Net realized and unrealized investment gains	44	10
Other revenue	1	3
Total revenues	67	20
Operating expenses	57	79
Interest expense	2	3
Total expenses	59	82
Pre-tax parent income (loss)	8	(62)
Income tax benefit (expense)	(101)	92
After-tax parent comprehensive income (loss)	(93)	30
Adjusted Comprehensive Income[NGM]	$ 245	$ 745

[a] Balances exclude $58 million in equity in net unrealized gains and $59 million in equity in net unrealized losses resulting from the change in net unrealized gains/losses from Symetra's fixed maturity portfolio for the years ended December 31, 2012 and 2011, respectively.

[b] Balances exclude $(3) million and $17 million of comprehensive (loss) income of noncontrolling interests for the years ended December 31, 2012 and 2011, respectively.

[c] Balances exclude less than $1 million of comprehensive income of noncontrolling interests for the year ended December 31, 2012.

G. MANNING ROUNTREE

President
White Mountains Advisors

After a sluggish start, especially in equities, investments finished strong and posted solid results for the full year. The total Portfolio Return[NGM] was 5.6%, and the fixed income Portfolio Return[NGM] was 3.8% in local currencies, outperforming our 10YT+150 total return and Barclays Intermediate Aggregate Index fixed income benchmarks, respectively, for the first time in three years. The equity Portfolio Return[NGM] was 10.2% in local currencies for the year, outperforming the S&P 500 in the second half but significantly underperforming for the full year.

Portfolio Returns[NGM], ex BAM & HG Global

	2012
Fixed income, ex currency	3.8%
Equity, ex currency	10.2%
Total, ex currency	5.2%
Currency	0.5%
Total Portfolio Return	5.6%
BIA	3.6%
S&P 500	16.0%
10YT + 150 bps	4.4%
Conventional Wisdom	6.0%

The fixed income returns were excellent on a risk-adjusted basis, outperforming the BIA with 2/3 the duration of the index. We blocked and tackled well in 2012, incurring zero permanent credit losses. We extended duration a touch, to 2.4 years, but the portfolio remains short duration and high quality.

Aggressive tactical management added a healthy dollop of excess return this year. In 1H12, we traded sectors, selling more than $1 billion of agency RMBS and ABS and buying corporates and non-agency CMBS. In 2H12, we traded rates, rotating $400 million in and out of longer duration bonds as rates gyrated. Our $400 million non-USD corporate portfolio also provided a nice boost, returning 9.2% in local currencies for the full year.

Equities produced a good absolute but poor relative return in 2012. The total equity Portfolio Return[NGM] was 10.2% for the year vs. an S&P 500 return of 16.0%. While we do not expect to keep pace with the index in strong up markets, the amount of underperformance was disappointing.

The primary cause of the underperformance was the return on the Prospector accounts in 1H12. There were a number of causes: the energy sector lagged while the financials sector led; the gold mining stocks languished; we were underweight Apple and overweight USEC. Performance stabilized mid-year, and the Prospector accounts outperformed in 2H12. A 1H12 write-down to the Pentelia hedge fund hurt us as well, shaving 1.0% off the total equity return in 2012.

We continued to add equities opportunistically during the course of 2012, making roughly $300 million of new commitments, largely in 1H12. We focused on adding some style diversification around the margins to a generally value-oriented portfolio. Pro forma for unfunded commitments, Equity Exposure[NGM] stands at 50% of adjusted shareholders' equity, up 14 points over the last three years and at the highest level since 2008. We are comfortable at these exposure levels, which remain well under pre-financial crisis levels.

In 2H11, we took significant steps to reduce the Company's exposure to non-USD currencies, in particular the EUR. Our f/x management was quieter in 2012. We maintained a defensive posture and focused on disciplined trimming and rebalancing. We did make a few tactical moves along the way: selling USD 100 million of SEK in August and eliminating all net exposure to JPY after the Japanese election.

You can expect more of the same from us in 2013. In fixed income, we would happily settle for earning our (measly) coupon. We do not think that QE3 will end this year, but we do think rates are more likely to rise than fall. Either way, we feel it's unwise to take meaningful incremental price risk at current rate levels. Moreover, we believe that we have reached a point of perverse market equilibrium where all fixed income sectors are equally unattractive. We will maintain a short, safe portfolio and put money to work one security at a time. We are selective buyers of corporates, non-agency RMBS, CMBS and CMO pass-throughs. We will continue to try to add value through tactical management, although this promises to be tougher, since Fed buying has taken asset price volatility down significantly.

We remain constructive on stocks. We continue to believe that a well-structured portfolio purchased at today's prices will earn a mid- to high-single-digit annualized return over five years. Valuations have increased but remain in the range of fair value, at 15x trailing earnings. However, our view on equities is a little more tempered than a year ago. The 2012 rally was based largely on multiple expansion and was highly correlated with Fed buying under QE3. Additionally, we are entering the first year of a second presidential term, historically dismal for stocks. We trimmed exposure on the margin in 1Q13 and are looking to buy on a pullback.

In currencies, we see a global race to the bottom, with each central bank trying to devalue faster than the next. We have no conviction about near-term currency movements, although we expect continued correlation between the USD and equity markets. Barring an unexpected development, we are likely to maintain a defensive posture and concentrate on rebalancing in a disciplined manner.

White Mountains Advisors

White Mountains Advisors LLC (WMA) is a wholly-owned subsidiary of White Mountains and an SEC-registered investment advisor. WMA manages investments principally for White Mountains and its subsidiaries and affiliates, most notably Symetra Financial Corporation. WMA primarily manages fixed income securities and investments in hedge funds and private equity funds. Prospector Partners LLC (Prospector), also an SEC-registered investment advisor, manages most of White Mountains' publicly-traded common stock and convertible securities.

Beneath the surface, 2012 was a year of heavy turnover in the White Mountains portfolios. We repositioned nearly $3 billion of assets to facilitate a wide assortment of transactions, reorganizations and capital activities. The portfolios have stabilized, and we enter 2013 in solid position. The fixed income portfolio is safe and sound. Equity and f/x exposure are at comfortable levels. It is "business as usual" as we move forward.

Respectfully submitted,



G. Manning Rountree

T. Michael Miller

President &
Chief Executive Officer
OneBeacon

For 2012, OneBeacon reported year-end book value per share of $10.63, down roughly one percent, including dividends, with a 98% GAAP combined ratio on continuing operations. Overall, this was a disappointing result. The impact of hurricane Sandy masked continued good underlying performance in most of our business units. We reached an important milestone – an agreement to sell our runoff book in a clean exit from our legacy liabilities. We believe that the company is positioned to deliver strong specialty results in 2013 and beyond.

As we look back on the year, a number of items are noteworthy and deserve a few comments:

Agreement to Sell Runoff

We reached an agreement to sell our runoff business to the Armour Group. Upon closing, which is expected later in 2013, we will be a pure specialty insurer with reserves for our specialty business only. This is an important final step in our journey to make OneBeacon the specialty company we have been working hard to become for the last few years.

Hurricane Sandy

While hurricane Sandy was an extraordinary event that cost us roughly $43 million pre-tax (4 points on our combined ratio), we still delivered an underwriting profit. Although this result fell short of our standards, it is evidence of our excellent core underwriting skills that we can withstand the largest marine loss ever and maintain our profitability. As always, there are lessons we have learned from catastrophic events and they are already being implemented. Overall, we remain comfortable with our catastrophe exposure, which is a small fraction of our catastrophe profile prior to our exit from personal lines and standard commercial.

Investing in New Expertise

Forming new business units has been a key part of our journey to Specialty as we have discussed in previous reports. Last year, we started two new businesses: OneBeacon Program Group and OneBeacon Surety Group. We also added new underwriting teams in Inland Marine. We expect all three to be profitable contributors in the next few years and we are excited to have them as part of OneBeacon.

At OneBeacon, expertise matters. All of our businesses attribute a major part of their success to expertise in their respective areas of underwriting focus. We fundamentally believe, and our results support, that focused expertise drives better results and competitive market advantages. It also promotes the continual evolution and improvement necessary to meet customer demands in a changing risk world. We choose only to be in market segments where expertise matters and where we have the talent to generate profitable results. It sounds simple, but it is complex and challenging to consistently deliver over time.

Transition

2012 was a year of transition for your company on two fronts. First, we made major strides in transitioning our corporate support functions to align with a specialist insurer – not a generalist. In IT, Claims, Finance, Legal and Human Resources, we challenged ourselves to deliver service to a smaller, highly specialized group of underwriting units. This means not only smaller support units, but

OneBeacon - Segment Financials

$ in millions	Years Ended December 31, 2012	2011
Balance sheet data:		
Total investments	$ 2,292	$ 2,708
Total assets	5,382	5,792
Loss and LAE reserves	1,000	3,359
WTM common shareholders' equity	763	827
Income statement data:		
Net written premium	$ 1,179	$ 1,063
Net investment income	54	71
Pre-tax income	106	120
GAAP underwriting ratios:		
Loss and LAE	58%	54%
Underwriting expense	40%	38%
Combined	98%	92%

importantly, more flexible and creative solutions. Our businesses are no longer transaction-driven operations; they are more tailored, individual entities. I am pleased to report that your company is now better aligned to support our specialty businesses. Second, we experienced a modest but noticeable transition in the marketplace with respect to pricing discipline. Most lines of business experienced positive rate increases and, in a number of instances, exceeded our projected loss cost inflation trends. This is a positive sign and we are hopeful this bodes well for 2013 price changes, but our experience tells us it won't last indefinitely. We are focused on continued effective execution on price adequacy as a key priority in our underwriting operations.

Sound Financial Management

During the year, we once again maintained our strong financial position. We see this as the underpinning of an effective property and casualty insurance operation, which includes strong loss reserves, prudent capital management including modest financial leverage, and sound investment management. On each of these fronts, 2012 was a good year. Our loss reserves are in very good shape; we have a strong capital position with flexibility to pursue opportunities and modest financial leverage with a 21% debt to capital ratio. Our investments produced a 4.4% GAAP return for the year. Our safe, short (at roughly 2.8 years duration) fixed income portfolio performed very well, while our equity investments had a solid year but fell short of the S&P 500 benchmark.

In summary, we expect to deliver better results in most years than we did in 2012, especially when the insurance industry experiences significant catastrophic events. There are always excuses and explanations, but we will try to spare you from hearing them from us as often as we can. We are fortunate to have talented, experienced insurance professionals throughout OneBeacon who have track records of delivering strong underwriting performance, and we will count on them to do so in 2013 and beyond. Our business operations have good core results and are positioned to compete within their markets. When we close the runoff sale, our legacy liabilities will be behind us. In short, your specialty company knows it is time to execute and deliver results – and we are all excited by that opportunity.

ONEBEACON

OneBeacon Insurance Group, Ltd. (OneBeacon) is a Bermuda-domiciled holding company, whose principal businesses are conducted through its U.S.-based property and casualty insurance subsidiaries. OneBeacon's operating companies provide a range of specialty insurance products and services sold through independent agencies, regional and national brokers, wholesalers and managing general agencies. OneBeacon's specialty insurance products are available nationwide.

OneBeacon's common shares are listed on the New York Stock Exchange under the symbol "OB." Market capitalization as of December 31, 2012 was $1.3 billion. White Mountains owns 75% of OneBeacon.

One Final Note

We experienced a personal loss at OneBeacon with the passing of Jack Byrne on March 7, 2013. Twelve years ago, Jack saw opportunity when the legacy company was for sale. His leadership, focus on underwriting discipline, and amazing ability to connect with staff at all levels helped put OneBeacon on the path we are on today. We are extremely fortunate to have been mentored by such an icon. His core operating principles remain the foundation of your company.

Thank you for supporting our efforts and we look forward to sharing our progress throughout the coming year.

Respectfully submitted,



T. Michael Miller

ALLAN L. WATERS

President &
Chief Executive Officer
Sirius Group

Sirius Group reported a 90% GAAP combined ratio and $171 million of pre-tax income for 2012. Major losses in 2012 included $98 million from hurricane Sandy and a $25 million underwriting loss from our agriculture book due to droughts in the U.S. and China. The favorable combined ratio despite these loss events reflects the quality and diversity of the Sirius Group book of business which has been assembled over decades.

Our estimates for prior years' catastrophes developed favorably during 2012 – most notably a $22 million decrease in our estimate for the 2011 Japanese earthquake and tsunami to $60 million. We strived to apply the same conservative approach when establishing our Sandy loss estimate. However, the claims settlement process for Sandy will be more complex and prolonged than most catastrophe events due to business interruption coverages and the relatively litigious Northeast United States venue.

Sirius Group - Segment Financials

$ in millions	Years Ended December 31, 2012	2011
Balance sheet data:		
Total investments	$ 3,534	$ 3,641
Total assets	5,962	5,338
Loss and LAE reserves	2,169	2,344
WTM common shareholders' equity [a]	1,502	1,264
Deferred tax liability on safety reserve	327	370
Income statement data:		
Gross written premium	$ 1,179	$ 1,128
Net written premium	948	916
Net investment income	65	90
Pre-tax income	171	81
GAAP underwriting ratios:		
Loss and LAE	58%	69%
Underwriting expense	32%	31%
Combined	90%	100%

[a] Excludes $58 million in equity in net unrealized gains from Symetra's fixed maturity portfolio for 2012.

Overall, prior years' loss reserves developed favorably for the fourth year in a row – by $34 million in 2012, despite a $46 million addition to asbestos reserves. A careful, consistent bottom-up approach to establishing current accident year loss reserves is serving us well.

In 2012, gross written premium (GWP) grew 6% in local currencies to $1,179 million and increased 18% over the past three years. Comments regarding our largest lines of business follow. In the italicized parentheticals, dollar amounts are 2012 GWP and percentages are 2012 GAAP combined ratios:

- Property *($331 million catastrophe excess at 51% and $281 million other property at 95%):* GWP increased 12% in local currencies during the year. Pricing momentum resulting from 2011's record industry insured losses and model changes continued to promote positive rate change through 2012. Our January 1, 2013 renewals saw another 4% growth year-over year with further price improvement. Additional near-term price improvements in catastrophe excess are unlikely given the ample capacity for this business.

- Accident & Health *($335 million at 105%)*: Four troubled U.S. reinsurance accounts canceled in 2012 ran off problematically through the year. The run-off of those accounts is nearing an end and we should see improved results in 2013, albeit at reduced premium levels. We are expanding our U.S. direct paper capabilities with a few programs coming on board mid-year 2013.

- Trade Credit *($81 million at 79%)*: Despite ongoing financial pressures in the European Union, this book – which is comprised primarily of European trade credit – continued to perform well in 2012. Our clients are managing through the evolving situation in Europe with skill and discipline, just as they did in the 2008/09 financial crisis.

- Aviation & Space *($72 million at 98%)*: Our core aviation book in Zurich produced a much-improved 90% combined ratio in 2012. Operating expenses on a small premium base in our fledgling Copenhagen direct aviation business pushed up the overall combined ratio. We are working on that issue. Aviation remains an extremely competitive line.

- Marine *($45 million at 77%)*: Sandy generated an unprecedented loss in the global marine market. Our book, which is written principally out of London, held up well. At January 1, 2013, we grew our renewal book 26% – taking advantage of the post-Sandy repricing in the market.

Sirius Lloyd's Syndicate 1945 had its first full year of operation in 2012, writing accident and health and contingency business. For 2013, stamp capacity has been increased to £93 million and we have added the London Branch property and marine books to the syndicate. Subject to Lloyd's approval, we expect to become our own managing agent for the syndicate effective July 1, 2014.

Sirius Group's regulatory capital grew $403 million in 2012 to $2.5 billion, driven primarily by $347 million of legal entity comprehensive income (excluding equity in net unrealized gains from Symetra's fixed maturity portfolio). The comprehensive income included solid underwriting and investment returns, and various tax benefits described in White Mountains' 10-K.

Capital markets entrants in the property catastrophe risk arena are numerous and increasing. Historically, this has been the most profitable sector in the "traditional" reinsurance business. Some of the capital markets players have lower risk-adjusted return thresholds than we – and most "traditional" reinsurance companies – do. To date, the impact of capital markets in the reinsurance sector has been marginal – amassing about 15% of industry-wide property catastrophe risk capacity in 2012. But this will likely increase over time and have a growing impact on the property catastrophe line of business. The reinsurance industry may eventually become as much about running profit and risk for other-peoples' money (a fee-based business) as opposed to running profit and risk for our own balance sheet. The result could be a new, higher return business model, but getting there will be challenging. We have initiatives underway to take advantage of this rapidly changing environment.

Jack's principles still guide us – we will continue to deploy your capital opportunistically and with care.

Respectfully submitted,



Allan L. Waters

Sirius Group

Sirius International Insurance Group, Ltd. (Sirius Group) is a Bermuda-domiciled holding company whose operating companies offer capacity for property, accident & health, trade credit, aviation, marine and other exposures. Our principal operating companies follow:

Sirius International Insurance Corporation (Sirius International) is a Swedish-based international (re)insurance company that focuses mainly on property and other short-tailed lines. Sirius International is the largest reinsurance company in Scandinavia and a leading reinsurer in Europe. Sirius International's home office is in Stockholm, and it has branch offices in Australia, Bermuda, Copenhagen, Hamburg, Liege, London, Singapore and Zurich.

Sirius America Insurance Company (Sirius America) is a U.S.-based, international (re)insurance company that focuses on the property and accident & health lines in North and Latin America. Sirius America's home office is in New York with branch offices in Miami and Toronto.

Sirius Syndicate 1945 is a Lloyd's syndicate that began writing business at July 1, 2011. Stamp capacity was increased from £67 million in 2012 to £93 million in 2013, and lines written have been expanded from accident & health and contingency in 2012 to also include property and marine in 2013.

White Mountains Solutions Inc. has a Connecticut-based professional team specializing in opportunistic structured acquisitions of run-off property and casualty insurance liabilities. The team further enhances transaction returns via effective post-acquisition management of the run-off process.

W. NEAL WASSERMAN

President &
Chief Executive Officer
White Mountains Solutions

The insurance business is easy to get into but hard to leave. With this in mind, in 2000 the Solutions team joined White Mountains to provide "exit visas from hell" – acquisitions of property-casualty insurance and reinsurance companies in run-off from sellers seeking final egress.

Over the 13 years since, our dedicated staff of run-off professionals has quietly executed eleven transactions to acquire sixteen companies in the U.S., Bermuda and Europe. These deals have entailed the assumption of approximately $500 million in net loss reserves and generated cumulative after-tax earnings in excess of $170 million.

White Mountains Solutions Historical Transactions

2001	C-F Insurance Co.
2002	Imperial Casualty & Indemnity Co.
2004	California Indemnity Insurance Co.
2004	Commercial Casualty Insurance Co.
2004	CII Insurance Co.
2004	Sierra Insurance Co. of Texas
2004	Tryg-Baltica Forsikring International
2006	Mutual Service Casualty Insurance Co.
2010	Central National Ins. Co. of Omaha
2011	Old Lyme Insurance Company Ltd.
2012	American General Property Ins. Co.
2012	American General Indemnity Co.
2012	Citation Insurance Co.
2012	Physicians Ins. Co. of Ohio
2013	American Fuji Fire & Marine Ins. Co.
2013	Empire Insurance Co. (pending)

Solutions' acquisitions involve a purchase price at a material discount to a company's true book value with additional value derived from careful and proactive management of claims liabilities, float on assets supporting the loss reserves, and optimal realization of other embedded assets including the value of a company's licenses.

White Mountains Solutions - Segment Financials

$ in millions	Year Ended December 31, 2012
Balance sheet data:	
Total assets	$ 167
Loss and LAE reserves	63
GAAP equity	93
Income statement data:	
Comprehensive net income	$ 13

Our success is driven by a highly experienced team – every member of the staff has 20+ years of experience in the run-off business and has worked closely together for most of those years. A strong network of relationships in the market, a thorough due diligence process, creative structuring of transactions and a highly disciplined approach are our hallmarks.

Discipline requires patience. The run-off acquisition market has grown crowded in recent years as new competitors have entered the market. Auctions have become the norm with the ensuing competition driving prices up (and returns down). We have been and will continue to be a regular participant in these processes but do not focus on top-line growth. Solutions may consider dozens of potential acquisitions in the course of a year in search of just one or two that meet our hurdles. As others in the market have learned, runoff acquisitions are not without risk if not properly executed. Our success has been driven in large part by a focus on smaller and mid-sized opportunities where better risk-adjusted returns are achievable.

2012 was a particularly successful year with the acquisition of four companies – and 2013 is off to a strong start with two more deals already on the books or nearing completion. While activity will undoubtedly continue to be lumpy from year to year, Solutions has established a strong niche in the market and is well positioned to continue generating attractive returns going forward.

Respectfully submitted,



W. Neal Wasserman

BAM and HG Global

A New Model for Municipal Bond Insurance

HG Global marks White Mountains' third voyage in the municipal bond insurance business.

White Mountains, through Fireman's Fund, was a founding member of the Municipal Bond Insurance Association, and participated in MBIA's restructuring and IPO in 1987. We sold our last MBIA shares in 1992. In 1994, White Mountains invested in Financial Security Assurance and led its IPO. We sold our FSA shares in 2000. Both of these journeys were highly successful.

In the summer of 2011, our old friends from FSA, Bob Cochran and Sean McCarthy, introduced to us their concept for a new model for municipal bond insurance. BAM and HG Re (HG Global's wholly-owned reinsurance company) are a unique combination: a mutually-owned primary municipal bond insurance company supported by a privately-owned reinsurance company. Together, BAM and HG Re form a highly-efficient capital structure and, we think, a better mousetrap, with the lasting power to provide stable capacity to this long-term market. BAM is built to achieve acceptable profitability while operating at AAA leverage levels.

The White Mountains team spent much of a year working with the BAM team to bring concept to reality. Bob and Sean formed a strong and experienced management team to lead BAM; we hired Kevin Pearson, a financial guaranty veteran, to lead HG Re. On July 23, 2012, New York issued BAM the first license granted to a mutual company in over 40 years – and the first mutual license in history issued to a financial guaranty company. That same day, S&P issued a AA financial strength rating for BAM, making it the highest-rated active financial guarantor in the marketplace, and White Mountains capitalized the enterprise with $600 million, including $500 million of BAM surplus notes. We were officially in business!

BAM insures only essential-public-purpose, fixed rate, long-term municipal bonds; for example, schools, utilities, transportation facilities and core governmental functions. BAM insures both new bond issuances and secondaries. BAM focuses on small issuances, targeting an average size of $25 million. The bonds that BAM insures are typically distributed through regional broker-dealers to retail investors, both of whom benefit from and value the strength of BAM's guaranty.

As a mutual insurance company, BAM is owned by its members, the same municipalities that use its insurance. White Mountains owns the lion's share of HG Global: 97% of the preferred equity and 89% of the common equity. HG Re provides 15%-of-par, first-loss reinsurance protection for policies underwritten by BAM. The reinsurance treaty between BAM and HG Re is continuous with periodic amendment provisions. We believe that the capital efficiency inherent in this structure will make it challenging for traditional stock companies to compete.

When it insures a bond, BAM collects from the issuer a risk premium <u>and</u> a membership subscription fee. The issuer can elect to re-use its subscription if and when it re-funds its BAM-insured bonds. This fee adds an element of stickiness to the relationship between BAM and its insured members. As membership subscriptions (and profits) build at BAM, they should come to represent the primary source of capitalization, replacing the surplus notes used to "prime the pump" at inception.

Since BAM opened for business, it has made significant progress in establishing its reputation, trading value and, ultimately, market penetration. BAM is currently licensed to do business in the District of Columbia and 37 states, including the major market of California as of January 31, 2013. BAM expects to receive regulatory approval to do business from the remaining 13 states in the next few months. Volumes are ramping nicely, and BAM expects to hit full stride in the second half of this year.

Priced Transactions

Par Value (millions)	Primary	Secondary	Total
4Q12	$ 29	$ 0	$ 29
January 2013	139	29	168
February 2013	328	26	354
March 2013	403	13	416
Total Insured Portfolio	$ 899	$ 68	$ 967

Jeffrey W. Davis

Senior Vice President & Chief Actuary
White Mountains

White Mountains ended 2012 with carried net loss and loss adjustment expense reserves of $2.7 billion for the ongoing operations. The carried reserves are in the upper portion of the actuarial range of best estimates. This prudent reserving level, combined with the diversified nature of the reserve base, helps reduce the potential for negative reserve surprises for our shareholders.

In addition to ending the year with a strong reserve position, White Mountains had other highlights in respect to loss reserves during 2012. OneBeacon agreed to sell its Run-off reserve portfolio of $2.2 billion of gross liabilities and a ceded reinsurance recoverable of $2.0 billion to a third party without any loss reserve guarantee for future development. Upon final execution of this transaction, which includes OneBeacon's asbestos and environmental reserves, White Mountains' exposure to future volatility on this legacy casualty book will be eliminated. The ongoing Specialty business of OneBeacon experienced net favorable development of $7 million on prior accident years. At Sirius Group, the net ultimate loss estimates for the major global catastrophe events that occurred in 2010 and 2011 showed continued improvement. The reinsurance operations also updated the ground-up analysis of their asbestos exposures. Although Sirius Group increased asbestos reserves by $46 million during 2012, overall the reinsurance segment reported net favorable development on prior accident years of $34 million.

These actions and results reflect our approach to overall liability estimation and reserve risk management. They demonstrate our commitment to maintaining a disciplined balance sheet, one of White Mountains' core operating principles.

Respectfully submitted,



Jeffrey W. Davis, FCAS, CFA

Original Carried Net Loss and Loss Adjustment Expense Reserve
With Original Range of Reserve Estimate and Estimate at Year End 2012


$5.0
4.5
4.0
3.5
3.0
2.5
2.0
US Dollars in billions
2008
2009
2010
2011
2012
Calendar Year Ending
Original high estimate
Original carried net loss and LAE reserve
Estimate at December, 2012
Original low estimate

Thomas M. Marra

President & Chief Executive Officer
Symetra

In 2012, faced again with a difficult market environment dominated by low interest rates, the Symetra team made great strides enhancing our product portfolio, distribution network and service capabilities. As interest rates hit historic lows and competitors exited or pulled back from key lines of business, Symetra invested in new products to add new earnings sources to our traditional mainstays of medical stop-loss insurance and fixed deferred annuities.

Despite sustained low interest rates, Symetra posted 2012 net income of $205 million, outpacing $196 million in 2011. Adjusted operating income[NGM] for 2012 was $185 million, down from $190 million, driven by higher operating expenses. Symetra Life Insurance Company finished 2012 with a strong capital position evidenced by a risk-based capital (RBC) ratio of 486%. We subscribe to and will continue to concentrate on three capital management priorities, in this order: 1) organic growth; 2) attractive merger and acquisition opportunities; and 3) actions that return capital to shareholders.

We have diversified the company to reduce our reliance on products tied to interest rates. Our work included the build-out of our group life and disability income insurance business; the development of a fee-based variable annuity product with no guaranteed living benefits; and the expansion of our individual life distribution network and product suite, including a new corporate-owned life insurance offering and a revamped universal life product. These are important capabilities that position us for greater success in 2013 and beyond. Across all of our business segments, we continue to maintain the risk management discipline that defines our company.

Any opportunity we look at — whether it's a new product idea, existing product enhancement or potential acquisition — must deliver value to our customers, be transparent in terms of product features and underlying financials, and be sustainable over time. This Value, Transparency, Sustainability (VTS) standard is one we will be diligent in applying to our planned initiatives and any new opportunities that come our way.

Symetra Financials

	Years Ended December 31,	
$ in millions	2012	2011
Balance sheet data:		
Total cash and investments	$ 27,687	$ 26,414
Total assets	29,461	28,183
Liabilities for deposit contracts	23,069	22,450
Common shareholders' equity	3,630	3,115
Adjusted book value[NGM]	2,259	2,088
Income statement data:		
Premiums and other consideration	$ 605	$ 541
Net investment income	1,275	1,271
Policyholder benefits and claims	439	381
Interest credited	933	926
Net income	205	196
Adjusted operating income[NGM]	185	190

White Mountains' Investment in Symetra

	As of December 31,	
$ in millions	2012	2011
Common shares	$ 346	$ 261
Warrant to purchase 9.5 million common shares	30	13
GAAP carrying value	$ 376	$ 274
Equity in net unrealized gains from Symetra's fixed maturity portfolio	(58)	–
Adjusted carrying value [a]	$ 318	$ 274
Ownership by White Mountains legal entity:		
Sirius Group	$ 346	$ 261
Parent & Other	30	13
	$ 376	$ 274

[a] White Mountains believes the adjusted carrying value is more reflective of the value of the company's investment in Symetra because GAAP does not permit matched liabilities to be marked-to-market.

Symetra is positioned for growth in 2013. Our balance sheet is strong, and our capital position affords us the flexibility to take advantage of new opportunities as many competitors retreat. We are energized by our future prospects and more determined than ever to win.

Respectfully submitted,



Thomas M. Marra

Non-GAAP Financial Measures

Our 2012 Management Report includes non-GAAP financial measures that are reconciled to their most comparable GAAP financial measures below. White Mountains believes these measures to be more relevant than comparable GAAP measures in evaluating White Mountains' financial performance.

White Mountains

Adjusted Shareholders' Equity, Adjusted Book Value Per Share and Adjusted Common Shares Outstanding
Adjusted shareholders' equity is a non-GAAP financial measure which is derived by excluding from GAAP shareholders' equity the equity in net unrealized (gains) losses from Symetra's fixed maturity portfolio. Adjusted book value per share (ABVPS) is a non-GAAP financial measure which is derived by excluding from the GAAP book value per share calculation the equity in net unrealized (gains) losses from Symetra's fixed maturity portfolio. Adjusted common shares outstanding used in the calculation of adjusted book value per share excludes from GAAP common shares outstanding unearned shares of restricted stock, the compensation cost of which, at the date of calculation, has yet to be amortized.

	As of December 31, 2012	2011
Book value per share numerators ($ in millions):		
GAAP common shareholders' equity	$ 3,732	$ 4,088
Equity in net unrealized gains from Symetra's fixed maturity portfolio	(58)	-
Adjusted Shareholders' Equity (ABVPS numerator)	$ 3,674	$ 4,088
Book value per share denominators (in thousands):		
GAAP book value per share denominator	6,291 sh	7,578 sh
Unearned restricted shares	(39)	(38)
Adjusted Common Shares Outstanding (ABVPS denominator)	6,252 sh	7,540 sh
GAAP book value per share	$ 593	$ 539
Adjusted Book Value Per Share	$ 588	$ 542

The Company calculates its annual growth in values per share on an IRR basis which includes the value per share at the beginning of the year, the dividends received each year and the value per share at the end of the year. See table below for comparison of growth in GAAP book value per share and growth in adjusted book value per share over several return periods:

	Return Period Ended December 31, 2012					
	1 year	2 year	3 year	5 year	10 year	Since IPO
GAAP book value per share	10.2%	15.6%	13.1%	6.3%	9.6%	14.8%
Adjusted book value per share	8.6%	15.7%	12.4%	6.0%	9.4%	14.7%

Adjusted Comprehensive Income
Adjusted comprehensive income is a non-GAAP financial measure which is derived by excluding from GAAP comprehensive income the change in equity in net unrealized (gains) and losses from Symetra's fixed maturity portfolio from comprehensive income.

$ in millions	Years Ended December 31, 2012	2011
GAAP comprehensive income to WTM shareholders	$ 303	$ 686
Change in equity in unrealized (gains) losses from Symetra's fixed maturity portfolio	(58)	59
Adjusted Comprehensive Income	$ 245	$ 745

Portfolio Return

Portfolio Return is a non-GAAP financial measure that excludes from GAAP investment return the investment results of OneBeacon's pension plan and the investments in Symetra and other affiliates, which are accounted for as investments in unconsolidated insurance affiliates under GAAP. Portfolio Return also excludes from GAAP the investment returns of OneBeacon's reciprocal insurance exchange, HG Global and BAM, as well as the consolidation impacts of certain limited partnerships consolidated under GAAP. Finally, Portfolio Return reflects the impact of time value weighting and indexing when calculating investment returns and certain other nominal adjustments.

	Year Ended December 31, 2012		
	Fixed Maturities	Equities	Total
GAAP investment return	4.4%	7.7%	4.9%
Add OneBeacon pension investments	0.0%	-0.1%	0.1%
Add investments in affiliates	0.0%	1.9%	0.5%
Remove limited partnership consolidations	0.0%	-0.1%	0.0%
Remove HG Global and BAM investments	0.1%	0.0%	0.1%
Impact of indexed returns and other	0.0%	0.7%	0.0%
Portfolio Return, including currency impact	4.5%	10.1%	5.6%
Portfolio Return, excluding currency impact	3.8%	10.2%	5.2%

Adjusted Common Equities, Convertibles, Other Long-term Investments & Affiliates (Adjusted Equities) and Equity Exposure

Adjusted Equities is a non-GAAP financial measure that adjusts the definition of equity investments by including the equity-type investments held by OneBeacon's pension plan and by excluding the equity-type investments held by certain limited partnerships consolidated under GAAP (while including the value of the limited partnerships themselves). The measure also reflects the impacts of certain intra-portfolio reclassifications and adjustments to the GAAP valuations of equity-type investments in instances where management believes alternative valuations are more accurate. Finally, the measure reflects an adjustment to our carrying value of Symetra to exclude the equity in net unrealized (gains) losses from Symetra's fixed maturity portfolio.

Equity exposure is the result of dividing Adjusted Equities by the sum of adjusted shareholders' equity plus OneBeacon and HG Global noncontrolling interest.

$ in millions	As of December 31, 2012
GAAP common equities, convertibles, and other long-term investments	$ 1,451
GAAP unconsolidated insurance affiliates	388
Total GAAP equities	1,839
Add OneBeacon pension investments	128
Unwind limited partnership consolidations	(50)
Investment reclassifications and valuations	(5)
Equity in net unrealized gains from Symetra's fixed maturity portfolio	(58)
Adjusted Equities	$ 1,854
Adjusted shareholders' equity plus OneBeacon and HG Global noncontrolling interests	$ 3,942
Equity Exposure	47%
Equity Exposure, including unfunded commitments	50%

Adjusted Book Value

Adjusted book value is a non-GAAP financial measure that is derived by excluding from GAAP book value accumulated other comprehensive income (AOCI). AOCI, which is primarily composed of the net unrealized gains on Symetra's fixed maturities, net of tax, is a component of shareholders' equity.

$ in millions	As of December 31, 2012	2011
GAAP common shareholders' equity	$ 3,630	$ 3,115
Less: AOCI	(1,371)	(1,027)
Adjusted book value	$ 2,259	$ 2,088

Adjusted Operating Income

Adjusted operating income is a non-GAAP financial measure which is derived by excluding from GAAP net income after tax net realized investment gains and losses and include net investment gains and losses on fixed indexed annuity (FIA) options.

$ in millions	Years Ended December 31, 2012	2011
GAAP net income	$ 205	$ 196
Net realized investment gains (net of taxes)	(20)	(5)
Net investment gains on FIA options (net of taxes)	-	(1)
Adjusted operating income	$ 185	$ 190

INSURANCE FINANCIAL STRENGTH RATINGS

Insurance and reinsurance companies are evaluated by various rating agencies in order to measure each company's financial strength. Higher ratings generally indicate financial stability and a stronger ability to pay claims. White Mountains believes that strong ratings are important factors in the marketing of insurance and reinsurance products to agents and consumers and ceding companies. (Ratings as of March 31, 2013)

	A.M. BEST	**STANDARD & POOR'S**	**MOODY'S**	**FITCH**
OneBeacon [1]				
Rating	"A" (Excellent)	"A-" (Strong)	"A2" (Good)	"A" (Strong)
Outlook	Stable	Stable	Stable	Stable
Sirius Group				
Rating	"A" (Excellent)	"A-" (Strong)	"A3" (Good)	"A" (Strong)
Outlook	Stable	Stable	Stable	Stable

[1] Rating for ongoing insurance companies

Operating Principles

What We Care Most About

Underwriting Comes First An insurance enterprise must respect the fundamentals of insurance. There must be a realistic expectation of underwriting profit on all business written, and demonstrated fulfillment of that expectation over time, with focused attention to the loss ratio and to all the professional insurance disciplines of pricing, underwriting, and claims management.

Maintain A Disciplined Balance Sheet The first concern here is that insurance liabilities must always be fully recognized. Loss reserves and expense reserves must be solid before any other aspect of the business can be solid. Pricing, marketing and underwriting all depend on informed judgment of ultimate loss costs and that can be managed effectively only with a disciplined balance sheet.

Invest For Total Return Historical insurance accounting has tended to hide unrealized gains and losses in the investment portfolio and over reward reported investment income (interest and dividends). Regardless of the accounting, the group must invest for the best growth in value over time. In addition to investing our bond portfolios for total after-tax return, that will mean prudent investment in equities consistent with leverage and insurance risk considerations.

Think Like Owners Thinking like owners has a value all its own. There are other stakeholders in a business enterprise and doing good work requires more than this quarter's profit. But thinking like an owner embraces all that without losing the touchstone of a capitalist enterprise.

What We Care Least About

Trying to produce a regular stream of quarterly operating earnings often produces disaster. Trying to manage your company according to generally accepted accounting principles can often be silly. We prefer to measure ourselves as we would hope owners measure us — by growth in intrinsic business value per share.

Growth in Revenues We applaud owners who reward executives on premium growth. This often provides fine opportunities for us later.

Market Share Often introduced by business consultants. In our personal experience, chasing market share has produced the biggest disasters in our business. Often, we have profited later from that excitement.

Strategic Purchases We have never made a strategic purchase... maybe we will someday. We often sell to strategic buyers. Our problem is we really don't have much of a strategy other than to increase intrinsic business value per share.

Putting Our Capital To Work

Intellectually, we really don't care much about leaving our capital lying fallow for years at a time. Better to leave it fallow and to wait for the occasional high-return opportunity. Frankly, sometimes shareholders would be better off if we all just went to play golf.

Overall, we should be students of capital and business. Adam Smith had it right:

"Capital will flow according to its own nature; the invisible hand."

If we do not earn and deserve our owners' capital, we will not long have it. We also admire Benjamin Graham who said:

"In the short run, the market is a voting machine, but in the long run it is a weighing machine."

Shareholder Inquiries

White Mountains Insurance Group, Ltd.
14 Wesley Street
5th Floor
Hamilton HM 11, Bermuda
Tel: (441) 278-3160
Fax: (441) 278-3170

Written shareholder inquiries should be sent to the Corporate Secretary at the Company's Bermuda corporate headquarters. Written inquiries from the investment community should be directed to the Investor Relations Department at the Company's Bermuda corporate headquarters.

Principal Executive Office

White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755
Tel: (603) 640-2200
Fax: (603) 643-4592

Registered Office

White Mountains Insurance Group, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

Annual Meeting

The 2013 Annual General Meeting of Members will be held on Thursday, May 23, 2013, at the Tucker's Point Hotel in Hamilton, Bermuda, and will commence at 12:00 p.m. Atlantic time.

Proxy materials for the AGM, including the Chairman's Letter, Notice of 2013 Annual General Meeting of Members and Proxy Statement, Form 10-K, and 2012 Management Report are available online at *www.edocumentview.com/wtm* for viewing and downloading.

Investor Information Meeting

The Company will hold its Annual Investor Meeting on Friday, June 7, 2013, at the InterContinental – New York Times Square, 300 West 44th Street, New York, NY at 10:00 a.m. Please refer to the Company's website for further details.

Transfer Agent and Registrar for Common Shares

Mailing Address:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Private Couriers/Registered Mail:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Attn: Priority Processing

Registered shareholders (shares are held by you in your name) may obtain information about transfer requirements, replacement dividend checks, duplicate 1099 forms, and changes of address by calling the Transfer Agent's Telephone Response Center at (781) 575-2879 or (800) 952-9245 for the hearing impaired or visiting the Transfer Agent's website site at *www.computershare.com.* Please be prepared to provide your tax identification or social security number, description of securities, and address of record. Other inquiries concerning your shareholder account should be addressed in writing to the Transfer Agent and Registrar.

Stock Exchange Information

The Company's common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "WTM".

Form 10-K

For comprehensive audited financial statements, please refer to the "Annual Report on Form 10-K" filed with the SEC on March 1, 2013. The Company's Form 10-K is available for viewing online at *www.edocumentview.com/wtm.* Copies of the Form 10-K are also available without charge upon written request to the Corporate Secretary's office at the Company's Bermuda corporate headquarters.

Additional Information

All reports, including press releases, SEC filings, and other information for the Company, its subsidiaries, and its affiliates are available for viewing at our website at *www.whitemountains.com.* Please come visit us.


White
Mountains ®
INSURANCE GROUP


White
Mountains

White Mountains Insurance Group, Ltd.
14 Wesley Street
5th Floor
Hamilton, HM 11, Bermuda
Tel: 441-278-3160
Fax: 441-278-3170
www.whitemountains.com